UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ceres Inc.

File No. 333-174405 - CF#27029

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Ceres Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1/A registration statement filed on July 5, 2011, as amended on August 29, 2011, September 16, 2011, October 14, 2011, December 19, 2011, January 17, 2012 and January 25, 2012.

Based on representations by Ceres Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through July 6, 2021
Exhibit 10.12	through July 6, 2021
Exhibit 10.14	through November 1, 2012
Exhibit 10.15	through July 6, 2021
Exhibit 10.16	through July 6, 2021
Exhibit 10.17	through July 6, 2021
Exhibit 10.18	through July 6, 2021
Exhibit 10.19	through July 6, 2014
Exhibit 10.20	through July 6, 2021
Exhibit 10.21	through December 31, 2015
Exhibit 10.29	through July 6, 2021
Exhibit 10.30	through July 6, 2021
Exhibit 10.34	through July 6, 2021
Exhibit 10.35	through July 6, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel